FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 3 June 2005 that Barclays PLC, had a notifiable interest as at 31 May 2005 in 351,871,399 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.14% of the ordinary shares in issue.


A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc



Letter to HSBC Holdings plc from Geoff Smith, Manager, Secretarial Services, Group Corporate Secretariat, Barclays PLC

"Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 31 May 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.14%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,219,186,628 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc."




                          REGISTERED HOLDERS REPORT
     HSBC HLDGS                                                SEDOL: 0540528

As at 31 May 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 351,871,399 ORD USD0.50(UK REG) representing 3.14% of the issued share capital of 11,219,186,628 units.

Registered Holder                                              Holding

Barclays Global Investors Ltd                                  158,246,613
Barclays Private Bank and Trust Ltd                                569,689
Gerrard Ltd                                                      2,254,446
Barclays Private Bank and Trust Ltd                                  8,600
Barclays Bank Trust Company Ltd                                    269,094
Barclays Life Assurance Co Ltd                                  14,807,017
Barclays Global Investors Japan Ltd                              4,933,816
Barclays Capital Inc                                                 6,495
Barclays Global Fund Advisors                                   25,657,779
Barclays Global Investors Japan Trust & Banking                 13,860,667
Barclays Global Investors, N.A.                                120,475,193
Barclays Capital Securities Ltd                                  4,040,753
Barclays Private Bank Ltd                                        3,005,457
Barclays Private Bank and Trust Ltd                                 20,450
Barclays Global Investors Australia Ltd                          3,715,330
Group Holding                                                  351,871,399








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  6 June, 2005